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February 26, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549
Attention: Tina Chalk and Blake Grady

Re:	Euronav NV
Schedule 14D-9 filed February 14, 2024
File No.: 005-89253

Dear Ms. Chalk and Mr. Grady:
This letter sets forth the response of Euronav NV (the “Company” or “Euronav”) to the comment letter dated February 22, 2024 (the “Comment Letter”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Schedule 14D-9 (the “Statement”) filed February 14, 2024, via EDGAR. Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Statement.
The following numbered paragraph corresponds to the numbered paragraph in the Comment Letter.
General
1.
Rule 14e-2(a) requires Euronav to express a position on the Offers by stating that it recommends acceptance or rejection, expresses no opinion and is remaining neutral or is unable to take a position with respect to the Offers. In each case, Euronav must explain the reasons for its position. We note your statement that the Supervisory Board “has unanimously recommended that holders of Ordinary Shares who are aligned with Euronav’s new strategy should not tender their Ordinary Shares in the Offers, and that holders of Ordinary Shares who do not embrace Euronav’s new strategy should tender their Ordinary Shares in the Offers.” Please revise this statement (and other similar statements throughout the Schedule 14D-9) to expressly state Euronav’s position with respect to the Offers and to explain the reasons for its position.

Under Rule 14e-2(a), a company is required to provide to security holders a statement disclosing that the subject company (1) recommends acceptance or rejection of the bidder’s tender offer, (2) expresses no opinion and is remaining neutral toward the bidder’s tender offer or (3) is unable to take a position with respect to the bidder’s tender offer. The subject company is also required to indicate the reason(s) for the position disclosed. Item 4 of Schedule 14D-9 requires that the subject company furnish the information required by Item 1012(a) through (c) of Regulation MA and paragraph (a) of such item requires a statement as to “whether the filing person is advising holders of the subject securities to accept or reject the tender offer or to take other action with respect to the tender offer and, if so, describe the other action recommended.” (Emphasis added.)

The Supervisory Board desired to provide a unanimous recommendation that would send a strong, clear message to the Company’s shareholders with regard to the Offers. It recommended that the Offers be accepted by investors that are aligned with Euronav’s new strategy and recommended that the Offers not be accepted by investors who do not embrace Euronav’s new strategy.
The Supervisory Board stated in its unanimous recommendation that it considered, among other things, the Offer Price and CMB’s strategic plans for the Company. With respect to the Offer Price, in the Statement the Supervisory Board highlighted the fact that the Offer Price, of $17.86, was based on the price that CMB paid for Ordinary Shares in the Share Purchase (which was in turn based on the adjusted net asset value (“NAV”) of Euronav as of September 30, 2023). With respect to the strategic plans for the Company, in the Statement the Supervisory Board set forth CMB’s strategic plans for Euronav in detail, including making Euronav the reference platform for sustainable shipping.
The Supervisory Board’s recommendation to accept the offer under certain circumstances and to reject the offer under other circumstances is accepted as a recommendation for the purposes of compliance with the Belgian Code of Companies and Associations (the “Belgian Code”).  This form of recommendation was set forth in the Response Memorandum dated February 13, 2024, by the Supervisory Board, which was submitted to and approved by the Belgian Financial Services and Markets Authority. In addition, Rule 14e-2 also would not necessarily prohibit a recommendation in the form provided by the Supervisory Board.
The Supervisory Board believes that its recommendation is appropriate in light of the need to balance both U.S. and Belgian Code requirements and that its recommendation meets the disclosure based intent of Rule 14e-2. Accordingly, the Company believes that the recommendation meets the requirement of both Rule 14e-2 and the Belgian Code and that no revision of the recommendation in the Statement is required.
If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1274.
Very truly yours,

SEWARD & KISSEL LLP

By: /s/ Keith J. Billotti
Keith J. Billotti, Esq.